November 2, 2022

Via EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jessica Ansart
Abby Adams
Tara Harkins
Brian Cascio

Re:	Gemini Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 7, 2022
File No. 333-267276

Ladies and Gentlemen:

This letter is being submitted on behalf of Gemini Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, filed on October 7, 2022 (the “First Amended Registration Statement”), as set forth in the Staff’s letter dated October 26, 2022 to Georges Gemayel, Ph.D., Interim President and Chief Executive Officer of the Company (this “Comment Letter”). The Company is concurrently filing its Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page references in the description of the Staff’s comment refer to the First Amended Registration Statement, and the page references in the response refer to the Second Amended Registration Statement. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Second Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Second Amended Registration Statement. The response provided herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

On behalf of the Company, we advise you as follows:

Cover Page

1.
We note your response to comment 2. Please revise the cover page to provide sample calculations of the exchange ratio taking into account the proposed reverse stock split, Gemini’s net cash, and other material factors. Include a high and low range.

Response: The Company respectfully advises the Staff that it has revised the cover page of the Second Amended Registration Statement in response to the Staff’s comment.

2.
We note the revised disclosure in response to comment 3. Please clarify, if true, that the shares to be sold in the Disc pre-closing financing are not included in the shares to be registered in this registration statement.

Response: The Company respectfully advises the Staff that it has revised the cover page of the Second Amended Registration Statement in response to the Staff’s comment, to further clarify that the shares to be issued by Disc in the pre-closing financing will be, like all other shares of Disc common stock outstanding as of immediately prior to the merger, converted into the right to receive newly issued shares of Gemini common stock and as a result are included in the shares to be registered under the registration statement.

The Merger

Background of the Merger, page 137

3.
Revise the background section and elsewhere as applicable to clarify when Gemini received projections from Disc, and what adjustments were made. Revise to clarify how Gemini management and the Gemini Board determined the reasonableness of the projections and the assumptions underlying the projections.

Response: The Company respectfully advises the Staff that it has revised the disclosure starting on page 147 of the Second Amended Registration Statement in response to the Staff’s comment.

Gemini Reasons for the Merger, page 147

4.
We note the response to comment 12. Further clarify what consideration the Gemini Board gave to the speculative nature of the discounted cash flow analysis through 2041 and the projections through the same extended period. Also revise to clarify what, if any, consideration the Board gave to the separate possibility that the Disc product candidates do not successfully complete clinical trials. Finally, disclose how the Gemini Board used the projections and whether, and if so, how, its consideration of projections that extended beyond the next two years may have differed from its consideration of the extended projections.

Response: The Company respectfully advises the Staff that it has revised the disclosure starting on page 149 of the Second Amended Registration Statement in response to the Staff’s comment.

Summary of Financial Analysis, page 154

5.
Revise this section to disclose all analyses provided to the Board. For example, revise to disclose the discounted cash flow analysis here, including the underlying assumptions. Disclose the Gemini Liquidation analysis.

Response:  We respectfully advise the Staff that the Company and its financial advisor, SVB Securities, believe that the Second Amended Registration Statement includes all material analyses provided to the Board. We respectfully advise the Staff that the only valuation analyses utilized by SVB Securities in rendering its fairness opinion were a discounted cash flow analysis and, for reference only, a selected publicly traded companies analysis. Both of these analyses are summarized in the registration statement. The Gemini liquidation analysis, which is included in the appendix to SVB Securities’ presentation solely for informational purposes, was prepared by Gemini management, and a summary of such analysis is included starting on page 153 of the Second Amended Registration Statement.

6.
We reissue comment 14. Clarify why the financial advisor felt it was appropriate to include a discounted cash flow analysis using the full projections through 2041, given Disc’s development status, and did not propose a shorter time period. Identify all material reasons in addition to any directive from Gemini management or Board. Revise the discussion of the discounted cash flow analysis to discuss all material assumptions, including which product candidates obtain FDA approval, when they receive FDA approval and when they become commercially available. Clarify what consideration was given to avoiding adjustments for success probabilities, where product candidates either achieve FDA approval or they do not.

Response: We have revised the disclosure at page 157 in response to the Staff’s comment. SVB Securities stated in its opinion that SVB Securities was advised by Gemini management, and assumed, at Gemini management’s direction, that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of Gemini management. We have expanded the disclosure at page 157 to discuss the probability of success analysis on which the financial projections are based and the time period covered by the financial projections, and have also expanded the disclosure in the section titled “The Merger—Certain Unaudited Financial Projections” starting on page 159 regarding the assumptions made by Gemini management with respect to the financial projections underlying SVB Securities’ discounted cash flow analysis. We have reflected in the revised disclosure at page 157 that a probability of success analysis incorporates a range of potential outcomes for any given drug candidate, including scenarios in which the product fails to achieve commercial launch, including due to a failure to obtain applicable regulatory approvals. Other than assumptions that are reflected in the financial projections from which the discounted cash flows calculated by SVB Securities are derived, the material assumptions contained in SVB Securities’ discounted cash flow analysis are with respect to discount rates; rates of free cash flow decline; and Disc’s year end cash balance, each of which is described in the disclosure at page 157.

7.
We note the response to comment 15. For the selected companies analysis, revise to provide the column with the stage of development for the selected companies. Further clarify the reasons for excluding the three public companies. In doing so, provide further description of the “negative data”, “more advanced data” and to what extent the third company traded at a negative enterprise value.

Response: The Company respectfully advises the Staff that it has revised the disclosure at page 158 of the registration statement in response to the Staff’s comment.

Certain Unaudited Financial Projections, page 158

8.	We note your response to comment 16 and your updated disclosures starting on page 158. As previously requested, please disclose any specific assumptions related to regulatory approvals.

Response: The Company respectfully advises the Staff that it has revised the disclosure starting on page 159 of the Second Amended Registration Statement in response to the Staff’s comment.

9.
Revise this section and its heading to clarify that you have disclosed all material projections considered by the Gemini Board in reaching its determination regarding the merger and merger agreement. Revise to clearly state the assumptions underlying the projections as provided by Disc, and how Gemini management changed those assumptions and all material assumptions underlying Gemini management’s projections. Revise to clarify the statement that Gemini management “desired to take a more conservative approach with respect to certain of the forecasted financial information,” where it did not reduce the number of years included in the projections. Clarify what industry benchmarks Gemini management used to create the probabilities of success and why it believe probabilities were appropriate where drugs are approved or they are not. Clarify the difference between “Gemini” and “Gemini management” in the disclosure on page 159. Clarify on whose experience and judgment Gemini management relied to adjust the projections in the last line of the added disclosure on page 159. Revise the projections disclosed here to disclose all information provided in the materials provided to the Gemini Board.

Response: The Company respectfully advises the Staff that it has revised the disclosure starting on page 159 of the Second Amended Registration Statement in response to the Staff’s comment, including to describe the material assumptions and estimates with respect to the forecasts and how those material assumptions differ from those underlying the forecasted financial information provided by Disc, so that investors may evaluate such projections.  Further, the Company respectfully advises the Staff of, and has revised the disclosure in the Second Amended Registration Statement to reflect, the belief of Gemini management and the Gemini board of directors that the projections period was reasonable in light of, among other things, the anticipated period of patent term exclusivity, the anticipated timeline to regulatory authorization for each product candidate, the adjustments to the assumptions made by Gemini management, including to assume an earlier loss of marketing exclusivity in each of the United States and Europe, the industry experience of Gemini management, the board of directors and its financial advisor, SVB Securities, and the other assumptions described starting on page 161 of the Second Amended Registration Statement.  In addition, as noted in response to comment 6, we respectfully advise the Staff of the belief of Gemini management, its board of directors and its financial advisor, SVB Securities, that adjusting downward forecasted revenues based on cumulative probabilities of success is accepted and customary in valuation methodologies for product candidates in the biotechnology industry, given the industry, government and academic research into historical success probabilities as well as in light of the variety of factors which may influence whether or not a product candidate is commercialized, including the likelihood of, and cost associated with, obtaining applicable regulatory approvals, the cost, resources and time involved with commercializing a product, and market factors.

Disc’s Pipeline, page 260

10.
We note your response to our prior comment 19, as well as your revisions to Disc’s pipeline table. Pipeline tables may only contain columns for Phases 1, 2 and 3, which must be equal in size. We note this is consistent with your government regulation disclosure on pages 251-52. Please revise to remove the newly added Phase 1b column. Also revise the table to provide clear delineation for each column. Use one row for each product candidate. Please eliminate the top arrow for the DISC-0974 SAD study, as it is not associated with a specific indication and could be misinterpreted as a separate product candidate. In addition, the point of the arrow for each product candidate should end at its current status. As such, where the DISC-0974 CKD study has not yet commenced Phase 2, the arrow should end in Phase 1. Also, eliminate the shadow arrows, as they do not reflect the current status. You may address current status or future milestones in the far right column. Please use footnotes for additional information or to explain any abbreviations you have not otherwise defined.

Response: The Company respectfully advises the Staff that it has revised the Disc product pipeline table on page 265 of the Second Amended Registration Statement in response to the Staff’s comment.

Intellectual Property, page 290

11.
We note your response to our prior comment 22 and the addition of a tabular presentation of your owned patent portfolio. We note that your owned patent portfolio consists of pending patent applications for PTC patents as well as one US patent. Please revise your tabular presentation to indicate which patent families are the pending PTC patents and which is the pending US patent.

Response: The Company respectfully advises the Staff that it has revised the tabular presentation on page 296 of the Second Amended Registration Statement in response to the Staff’s comment.

[Signature Page Follows]

If you require additional information, please telephone the undersigned at (617) 526-6405. Thank you for your assistance.

Sincerely,

/s/ Mark Nylen
Mark Nylen, Esq.

Via E-mail:

cc:
Georges Gemayel, Ph.D.
Interim President and Chief Executive Officer
Gemini Therapeutics, Inc. /DE

Christopher D. Barnstable-Brown, Esq.
Stuart M. Falber, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP

William D. Collins, Esq.
Goodwin Procter LLP